UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 8, 2018, Shi-bin Xie resigned as the President and Chief Executive Officer of SGOCO Group, Ltd. (the “Company”). Mr. Xie’s departure is not due to a dispute or disagreement with the Company.

On June 8, 2018, Raleigh Siu Lau was appointed as the Company’s President and Chief Executive Officer by the Board of Directors. Mr. Lau, age 66, is a banker who has served for almost 40 years as the senior manager of Chong Hing Bank (formerly known as Liu Chong Hing Bank), and as the personal assistant to Mr. Liu Lit-man GBS JP, the managing director Chong Hing Bank. Mr. Lau has played a critical role reforming the bank's cyber security systems, information and financial technology, risk management systems, sustainable development and business operation models. Over the course of his career, Mr. Lau has originated bank loans in excess of HK$10 billion. Mr. Lau graduated from the State University of New York in 1975 with Bachelor of Science in Business Administration.

There are no arrangements or understandings between Mr. Lau and any other persons pursuant to which he was appointed as the Company’s President and Chief Executive Officer. There is no family relationship between Mr. Lau and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Lau that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

In connection with Mr. Lau’s appointment as the Company’s President and Chief Executive Officer, the Compensation Committee granted Mr. Lau 1,000,000 restricted ordinary shares. One-third of the shares shall vest on June 8, 2019, one-third of the shares shall vest of June 8, 2020 and the remaining one-third of the shares shall vest on June 8, 2021, if Mr. Lau remains employed by the Company on each such vesting date.

In addition, on June 8, 2018, Tommy Wing Ling Lui was appointed as the Company’s Chief Technology Officer by the Board of Directors. Mr.Lui is the founder of Webnix Technology Limited, a web-hosting company, and 133 Limited, a software company. Mr. Lui specializes in developing block chain and distributed ledger technology for the insurance sector, in order to assist insurers with claims and insurance policy management, fraud detection, KYC and client identification. Mr. Lui graduated from The University of Science and Technology in 1998 with a Bachelor of Engineer in Computer Science.

There are no arrangements or understandings between Mr. Lui and any other persons pursuant to which he was appointed as the Company’s Chief Technology Officer. There is no family relationship between Mr. Lui and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Lui that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

In connection with Mr. Lui’s appointment as the Company’s Chief Technology Officer, the Compensation Committee granted Mr. Lui 500,000 restricted ordinary shares. One-third of the shares shall vest on June 8, 2019, one-third of the shares shall vest of June 8, 2020 and the remaining one-third of the shares shall vest on June 8, 2021, if Mr. Lui remains employed by the Company on each such vesting date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: June 14, 2018	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer